Exhibit A-6

                TERMS OF THE NU SYSTEM MONEY POOL
                     (Revised January, 2005)

         (Reflecting SEC Order 35-27870, June 30, 2004)


GENERAL

1. The participants of the money pool for the companies in the Northeast Utilities system (the NU Money Pool) are Northeast Utilities (NU), The Connecticut Light and Power Company (CL&P), Western Massachusetts Electric Company (WMECO), Northeast Nuclear Energy Company (NNECO), Holyoke Water Power Company (HWP), North Atlantic Energy Corporation (NAEC), The Rocky River Realty Company (RR), The Quinnehtuk Company (Quinnehtuk), Public Service Company of New Hampshire (PSNH), Select Energy Services, Inc.
(SESI), Mode 1 Communications, Inc. (Mode 1), Select Energy, Inc. (Select), Select Energy New York, Inc. (SENY), NU Enterprises, Inc. (NUEI), Northeast Generation Company (NGC), Northeast Generation Services Company (NGS), E.S. Boulos Company (Boulos), Woods Electrical Co., Inc. (Woods), Woods Network Services, Inc. (Woods Network), Yankee Energy System, Inc. (YES), Yankee Gas Services Company (Yankee Gas), Yankee Energy Financial Services Company (Yankee Financial), NorConn Properties, Inc. (NorConn), Properties, Inc. (Properties) and Yankee Energy Services Company (YESCO) (collectively, Pool Participants). NU, YES, Mode 1, Woods Network and NGC (collectively, the Non-Borrowing Participants) may not borrow from the NU Money Pool.

2.   The NU Money Pool will be administered by Northeast
Utilities Service Company (NUSCO).

3. Each Pool Participant will determine each day, the amount of surplus funds it has available for contribution to the NU Money Pool (Surplus Funds). In addition to its own Surplus Funds, NU may borrow funds from third party lenders (External Funds) in order to make these External Funds available to meet the borrowing needs of the Pool Participants other than the Non-borrowing Participants.

CONTRIBUTIONS TO THE POOL

4.   Each participant may contribute its Surplus Funds to the NU
Money Pool.  NU may also contribute any External Funds to the NU
Money Pool.

5. Each Pool Participant will receive as interest with respect to its Surplus Funds, that fraction of the total interest received by the NU Money Pool equal to the ratio of the Surplus Funds the Pool Participant has contributed, times the period in which such Surplus Funds were available, to the total Surplus Funds in the NU Money Pool, times the period in which all Surplus Funds were in the NU Money Pool. NU will receive the same interest with respect to its External Funds that it pays for its External Funds. Interest will be computed on a daily basis and payable monthly.

6. Each Pool Participant may withdraw any of its Surplus Funds at any time without notice. NU may withdraw its External Funds at any time without notice.

BORROWINGS FROM THE NU MONEY POOL

7. The Non-borrowing Participants shall not be entitled to borrow from the NU Money Pool.

8. No Pool Participant other than CL&P, NNECO, HWP, RR and Quinnehtuk may borrow Surplus Funds that are attributable to contributions from WMECO until the Massachusetts Department of Telecommunications and Energy or other appropriate Massachusetts regulatory agency which regulates WMECO ("MDTE") has issued an order authorizing WMECO to lend funds to such companies through the NU Money Pool. Until the time that such an order is received, all transactions between WMECO and those Pool Participants permitted to borrow funds attributable to contributions by WMECO will be documented using grid notes.

9. All short-term debt requirements of Pool Participants other than the Non-borrowing Participants, will be met by Surplus Funds in the NU Money Pool to the extent such funds are available and to the extent they are not restricted by the conditions specified in paragraph 8. All Pool Participants other than the Non-borrowing Participants may also meet their short-term debt requirements through External Funds made available through the NU Money Pool from NU. The aggregate amount of short-term debt that may be outstanding at any one time, whether through borrowings from the NU Money Pool or otherwise, for the following Pool Participants may not exceed the following:

NU                       $450 Million
CL&P                     $450 Million
WMECO                    $200 Million
PSNH                     $100 Million
HWP                      $ 10 Million
YES                      $ 50 Million
Yankee Gas               $150 Million

or such other amount which may be approved and authorized by the Securities and Exchange Commission or the appropriate state agency and the respective board of directors from time to time.

10. Restrictions on borrowings through the NU Money Pool are summarized as follows:


The following companies may not borrow from the NU Money Pool

NU
YES
Mode 1
Woods Network
NGC

Only the following companies may borrow from WMECO contributions, subject to grid notes:

CL&P
HWP
NNECO
RR
Quinnehtuk

In addition, CL&P, WMECO and Yankee Gas may not borrow funds and issue securities through the NU Money Pool unless: (1) the security to be issued, if rated, is rated investment grade; (2) all outstanding securities of such borrower that are rated are rated investment grade; and (3) all outstanding securities of NU and YES that are rated, are rated investment grade.

11.  All other Pool Participants may borrow from the NU
Money Pool and from NU's External Funds.  Utility subsidiaries of
NU that wish to borrow funds in the NU Money Pool will have priority as borrowers over the nonutility subsidiaries of NU.

12. Pool Participants borrowing Surplus Funds will pay interest at a rate equal to the daily Federal Funds Effective Rate as quoted by the Federal Reserve Bank of New York. The rate to be used for weekends and holidays will be the prior business day's rate. Pool Participants borrowing External Funds will pay interest at the same rate that NU pays for those External Funds.

13. All loans made by the NU Money Pool from Surplus Funds shall be for periods of less than 12 months and shall be payable on demand.

14. All loans made by the NU Money Pool from Surplus Funds may be prepaid by the borrowing Pool Participant without penalty. No loans from External Funds shall be prepaid by the borrowing Pool Participant prior to the maturity of the NU borrowing that resulted in the External Funds, unless the prepayment can be made without NU incurring additional costs or unless the prepayment is accompanied by payment of any additional costs incurred by NU as a result of such prepayment.

15. If there are more Surplus Funds in the NU Money Pool than are necessary to meet the short-term debt requirements of the Pool Participants, the Surplus Funds will be invested in one of the following instruments:

      (i)    interest-bearing accounts with banks;

      (ii)   obligations issued or guaranteed by the U.S.
             government and/or its agencies and instrumentalities, including obligations under repurchase agreements;

      (iii) obligations issued or guaranteed by any state or political subdivision thereof, provided that such obligations are rated not less than "A" (or "A-1" or "P-1" or their equivalent for short term debt) by a nationally recognized rating agency;

      (iv) commercial paper rated not less than "A-1" or "P-1" or their equivalent by a nationally recognized rating agency;

      (v)    moneymarket funds;

      (vi)   bank certificates of deposit,

      (vii)  Eurodollar funds; and

      (viii) as to WMECO contributions, such other investments as are permitted by Section 9(c) of the Act and Rule 40 thereunder and approved by the MDTE pursuant to Massachusetts General Laws Chapter 164, Section 17A and the regulations thereunder.

TERMINATION

16. Any Pool Participant may terminate its participation in the NU Money Pool at any time without notice.